SAVDEN GROUP CORP.

Griegstrasse, 9 – Nesonova

Stuttgart, Germany 70195

July 27, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: SavDen Group Corp.

       Registration Statement on Form S-1

       Filed June 19, 2015

       File No. 333-205121

Dear Ms. Shin,

SavDen Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated July 15, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 19, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note that your assets consist solely of cash, and your operations to date have been primarily organizational. As such, we believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

RESPONSE: We do not believe that SavDen Group Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that SavDen Group Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, SavDen Group Corp. devoted a significant amount of time to the development of its business and software. In furtherance of the planned business, SavDen Group Corp. investigated the market demand for business-planning service (software) mainly aimed at medium-sized and small companies. Additionally, we have started to negotiate agreements with potential customers and have already signed the first agreement with Grüne Weltraumtechnik, GmbH. Also, as of today, we have purchased a computer with advanced features and preinstalled professional software for our daily operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Summary, page 5

2. Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. This comment also applies to the first risk factor on page 7.

RESPONSE: We have stated the minimum period of time we will be able to conduct planned operations using currently-available capital resources.

The current rate at which we use funds in our operations is approximately $833 a month. The minimum period of time we will be able to conduct planned operations using currently-available capital resources is approximately three months.

We have also included the minimum period of time we will be able to conduct planned operations using currently-available capital resources in the first risk factor.

3. As you state on page 21, please disclose that if you fail to raise a minimum of $42,000 under this offering, you will be forced to scale back or abandon the implementation of your 12-month plan of operations.

RESPONSE: We have disclosed that if we fail to raise a minimum of $42,000 under this offering, we will be forced to scale back or abandon the implementation of our 12-month plan of operations.

Risk Factors

“We may continue to lose money,” page 7

4. Please revise to disclose your accumulated losses to date.

RESPONSE: We have revised to disclose our accumulated losses to date in the risk factor.

“We have limited sales and marketing…,” page 8

5. Please clarify why experience in the social media or internet industries is relevant when you plan to develop a multilingual online computing platform to assist businesses in preparing presentations to investors and revise as appropriate.

RESPONSE: We have clarified why experience in the social media or internet industries is relevant to our business.

“Any significant disruption…,” page 9

6. Please revise to remove any implication that you have any customers. This comment also applies to the Description of Business section.

RESPONSE: We have revised to add the information about our customer and signed contract.

“We are an “Emerging Growth Company” under the Jobs Act…,” page 11

7. Please revise to clarify whether you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. In this regard, you indicate in the first paragraph on page 12 that you have elected to take advantage of the benefits of this extended transition period, but also indicate in the third paragraph on page 12 that have made the irrevocable election to not adopt the extended transition period.

RESPONSE: We have revised to clarify that we have elected to take advantage of the extended transition period for complying with new or revised accounting standards.

Use of Proceeds, page 15

8. Please add disclosure that assumes that a smaller portion of the offering will be completed, such as the sale of ten percent or 25% of the offered shares. The disclosure under the dilution heading and elsewhere, as applicable, should be supplemented in a corresponding manner. In preparing the expanded use of proceeds disclosure, please consider Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: We have added the disclosure that assumes that a smaller portion of the offering will be completed, such as the sale of ten percent and 25% of the offered shares and the disclosure under the dilution heading and elsewhere, as applicable.

Dilution, page 16

9. You indicate that the historical net tangible book value is based on the number of shares of common stock outstanding as of May 31, 2015. However, we note from your financial statements that you had no shares issued and outstanding as of May 31, 2015. Please revise.

RESPONSE: We have revised the dilution section.

Plan of Operation, page 18

10. In describing your plan of operations and your estimated expenses for the next 12 months, please add disclosure that assumes that a smaller portion of the offering will be completed, such as the sale of ten percent or 25% of the offered shares. Please also disclose the operations you will be able to implement with the capital resources currently available.

RESPONSE: We have added the disclosure that assumes that a smaller portion of the offering will be completed, such as the sale of ten percent or 25% of the offered shares. We have also disclosed the operations we will be able to implement with the capital resources currently available.

Description of Business, page 22

11. Please state clearly that you have not yet developed the software you plan to offer. Also state that there is no guarantee you will be able to develop an operational and marketable product.

RESPONSE: We have stated that we have not yet developed the software we plan to offer. We also have stated that there is no guarantee that we will be able to develop an operational and marketable product.

Clients, page 23

12. Please disclose in which regions you will target potential clients and offer your software.

RESPONSE: We have disclosed in which regions we will target potential clients and offer our software.

Plan of Distribution, page 28

13. Please tell us where Mr. Savinskii’s family, friends, business associates and acquaintances to whom he plans to offer the shares in this offering are located.

RESPONSE: Mr. Savinskii’s family, friends, business associates and acquaintances to whom he plans to offer the shares in the offering are located in Europe.

Index to Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

14. We note that the address for the board of directors included in the audit report is the address of your registered agent. Please revise, or advise.

RESPONSE: Our auditor has changed the address in the audit report to the correct address of the board of directors.

15. We note the disclosures throughout your filing that your independent registered public accountant has issued an audit opinion which includes a statement expressing substantial doubt as to your ability to continue as a going concern. In addition, we note the going concern disclosure in the notes to your financial statements. However, the audit report included in the filing does not include such an explanatory paragraph. Please revise.

RESPONSE: Our auditor has included the explanatory paragraph in the report that the financial statements have been prepared assuming that the Company will continue as a going concern.

Part II. Information Not Required in the Prospectus

Item 16. Exhibits

16. Exhibit 3.1 was filed in an improper format. Please refile this agreement in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 31 (June 2015).

RESPONSE: We have refiled the Exhibit 3.1 in a text-searchable format, as required.

17. Please file the form of subscription agreement you intend to use.

RESPONSE: We have filed the form of subscription agreement we intend to use such as Exhibit 99.1.

Please direct any further comments or questions you may have to the company at savdengroup@yandex.com

Thank you.

Sincerely,

/S/ Denis Savinskii

Denis Savinskii, President